For John Hancock Sovereign Investors Fund

On June 26, 2013, the Board of Trustees approved the advisory and subadvisory fee changes for John Hancock Sovereign Investors Fund (the “Fund”).  The amendments to the advisory and subadvisory agreements are attached as exhibits herewith. The Board also authorized the filing of supplements to the Fund’s prospectuses which were filed on July 1, 2013, accession number 0001133228-13002757.

For John Hancock Balanced Fund, John Hancock Global Opportunities Fund, John Hancock Large Cap Equity Fund, John Hancock Small Cap Intrinsic Value and John Hancock Sovereign Investors Fund

On May 17, 2013, the Board approved an amendment to the Registrant’s sub-investment management contract regarding best execution, including foreign currency transactions.  The amendment is attached as an exhibit herewith.